Mail Stop 4561

November 17, 2008

VIA USMAIL and FAX (714) 667 - 6860

Ms. Shannon K S Johnson
Chief Financial Officer
Grubb & Ellis Healthcare REIT, Inc.
1551 N. Tustin Avenue, Suite 300
Santa Ana, California 92705

> **Re:** **Grubb & Ellis Healthcare REIT, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 25, 2008**
> **File No. 333-133652**

Dear Ms. Shannon K S Johnson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief